Eric Blanchard

T: +1 212 479 6565

eblanchard@cooley.com

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by Pharming Group N.V.

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A

PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

December 22, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E. Washington, D.C. 20549

Attention: Alan Campbell and Mary Beth Breslin

Re: Pharming Group N.V.

Draft Registration Statement on Form F-1 Submitted October 14, 2020

Registration Statement on Form F-1 Filed November 25, 2020 (File No. 333-250984)

CORRESP Filed on November 25, 2020

CIK No. 0001828316

Ladies and Gentlemen,

On behalf of Pharming Group N.V. (the “Company”), in response to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form F-1, which was submitted on October 14, 2020 in respect of American Depositary Shares (“ADSs”) representing its ordinary shares, and which was subsequently updated by the Company with a Registration Statement on Form F-1 filed with the Commission on November 25, 2020 (the “Registration Statement”), we are submitting this supplemental letter to further address Comment No. 16 of a letter from the Staff dated November 10, 2020, and the Company’s response to the Staff’s letter, originally filed with the Commission on November 25, 2020 (the “November 25, 2020 Response”).

Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of each of (i) this letter and (ii) the November 25, 2020 Response be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned at (212) 479-6565 rather than rely on the U.S. mail for such notice.

Sincerely,

/s/ Eric Blanchard

Eric Blanchard

cc: Sijmen de Vries, M.D. MBA, Pharming Group N.V.

David Boles, Cooley LLP

Pharming Group N.V. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Eric Blanchard

T: +1 212 479 6565

eblanchard@cooley.com

November 25, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Alan Campbell and Mary Beth Breslin

Re:	Pharming Group N.V.

Draft Registration Statement on Form F-1 Submitted October 14, 2020

CIK No. 0001828316

Ladies and Gentlemen,

On behalf of Pharming Group N.V. (the “Company”), the following information is provided in response to a letter, dated November 10, 2020, from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form F-1, which was submitted on October 14, 2020 in respect of American Depositary Shares (“ADSs”) representing its ordinary shares. The numbering of the paragraphs below corresponds to the numbering of the comments in the letter. For the Staff’s convenience, we have incorporated your comments into this response letter. Page references in the text of this response letter correspond to the page numbers of the Registration Statement as filed on the date hereof (“Registration Statement”). Capitalized terms used in this response letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

Draft Registration Statement on Form F-1 submitted October 14, 2020 Prospectus Summary

Message from the CEO, page 1

1. We note your claim that you have been at the forefront of developing ground-breaking new therapies for the safe, effective treatment of rare diseases since 1988. However, based on the subsequent disclosure in your document, it appears that only one of your product candidates has been approved and determined to be safe and effective by health regulatory authorities. Please revise your statement accordingly to clarify that only one of your products has been found to be safe and effective to date. Please also provide us with the basis for your claim that you are at the forefront of developing new therapies for rare diseases.

In response to the Staff’s comment, the Company has revised the requested disclosure on page 1 of the Registration Statement.

Our Marketed Product: RUCONEST® for the treatment of acute HAE attacks, page 2

Pharming Group N.V. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

2. We note your statement that you are currently developing a new generation low-volume formulation of RUCONEST® for intramuscular administration or other routes of administration. Please update your disclosure to briefly describe how RUCONEST® is currently administered.

In response to the Staff’s comment, the Company has added the requested disclosure on page 2 of the Registration Statement to clarify how RUCONEST® is currently administered.

rhC1INH for the treatment of COVID-19, page 3

3. We note your discussion of the compassionate use program involving the administration of rhC1INH for the treatment of COVID-19. Please revise your disclosure here and elsewhere in the document where the results of the compassionate use program are described to clarify that the results from this program do not provide a guarantee that rhC1INH will be deemed to be safe or effective for the treatment of COVID-19, and that extensive clinical testing and regulatory approval will be required before rhC1INH can be commonly prescribed for the treatment of COVID-19. Please also revise to avoid characterizing the results of the program as “encouraging” as this may create an inference that your product is more likely to be found safe and effective, which is a determination solely in the authority of regulatory agencies such as the FDA. Please make similar revisions throughout your document, such as where you describe certain results as “particularly promising” or positive.

In response to the Staff’s comment, the Company has revised the requested disclosure on pages 3, 72, 78 and F-61 of the Registration Statement to clarify the results from the compassionate use program involving the administration of rhC1INH for the treatment of COVID-19.

4. We note your discussion of your current clinical trial of rhC1INH for the treatment of COVID-19 and your planned clinical trial in the U.S. Please update your disclosure to clarify (i) the phase (1, 2 or 3) of the clinical trial you are conducting, the trial’s endpoints and when you expect to report topline results and (ii) whether an IND has been submitted for your planned clinical trial in the U.S.

In response to the Staff’s comment, the Company has revised the requested disclosure on page 3 of the Registration Statement to clarify progress of the clinical trials and IND submission.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer, page 6

5. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully advises the Staff that it does not intend to, and has not authorized anyone to, engage in written communications in reliance on Section 5(d) of the Securities Act.

Pharming Group N.V. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Risk Factors

Risks Related to Our Business, page 11

6. We note your disclosure on page F-40 that you have granted the China Shanghai Institute of Pharmaceutical Industry an exclusive license to commercialize RUCONEST® in China. Please update your disclosure in the Risk Factors section to clarify, if true, that you will not be able to launch RUCONEST® in China.

In response to the Staff’s comment, the Company has revised the disclosure on page 12 of the Registration Statement to clarify that it is dependent on the China Shanghai Institute of Pharmaceutical Industry to launch RUCONEST in China.

Industry and Market Data, page 48

7. Your statement that no independent source has verified your internal company research may imply an inappropriate disclaimer of responsibility with respect to such research. Please either delete this statement or specifically state that you are liable for such information.

In response to the Staff’s comment, the Company has removed the requested disclosure on page 49 of the Registration Statement.

Selected Consolidated Financial Data

Interim Financial Statements, page 51

8. Please clarify whether the interim financial statements for the nine months ended September 30 are unaudited in this section and other relevant sections of the filing.

In response to the Staff’s comment, the Company has added the requested clarification on pages 9 and 52 and other relevant sections of the filing, noting in the introductory paragraphs that the selected and summary consolidated financial data as of September 30, 2020 and 2019 has been derived from our “Unaudited Interim Financial Statements”, defined on the Presentation of Financial and Share Information section on page iii of the Registration Statement. The term “Unaudited Interim Financial Statements” has been consistently applied throughout.

Consistent with the guidance in the Staff’s Financial Reporting Manual 4870.1, the Company has not separately labelled the tabular selected and summary consolidated financial data on the basis that the procedures under AS 3315 Reporting on Condensed Financial Statement and Selected Financial Data have not been performed on such tabular information.

Key Business Measures, page 53

9. “Adjusted EBITDA” includes an adjustment for impairment and reversal of impairment for the periods presented. It appears that a €2.6 million impairment charge in 2018 was reversed in 2019 due to the down prioritized development track of a small variant of RUCONEST. Based on your disclosures on page F-32, it appears that there was an additional impairment of €1.9 million which was recorded and offset against the €2.6 million reversal. Please tell us why the €1.9 million impairment was not recognized as an adjustment in 2019 on page 53. In that regard, please tell us how you considered Question 100.02 of the Staff’s Non-GAAP Compliance and Disclosure Interpretations and Rule 100(b) of Regulation G.

Pharming Group N.V. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

In response to the Staff’s comment, the Company has revised the disclosure on page 54 of the Registration Statement to recognize the €1.9 million impairment as an adjustment in 2019, pursuant to the Staff’s Non-GAAP Compliance Disclosure Interpretations and Rule 100(b) of Regulation G.

Management‘s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

Cost of Research and Development, page 59

10. Please disclose the costs incurred during each period presented for each of your key research and development projects/product candidates discussed on pages 2 and 66. If you do not track your research and development costs by project/product candidates, please disclose that fact. Provide other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e. by nature or type of expense) for your research and development expenses.

In response to the Staff’s comment, the Company has revised the disclosure on page 57 of the Registration Statement.

Liquidity and Capital Resources, page 61

11. Please include a discussion of your €125 million in convertible bonds due in 2025 in this section. Refer to Item 5.B. of Form 20-F (incorporated into Item 4 of Form F-1).

In response to the Staff’s comment, the Company has added the requested disclosure on page 66 of the Registration Statement to discuss the convertible bonds due in 2025.

Business Acute Kidney Injury (AKI), page 73

12. Please update your description of the Phase 2 investigator-initiated study rhC1INH in patients at risk of nephropathy resulting for contrast- enhanced examinations to include the following:

•	The primary and secondary endpoints of the trial and whether they were achieved.

•	A brief explanation of statistical significance.

•

Whether any adverse events and/or serious adverse events occurred that were linked to treatment. If any such events occurred, please include the nature of each such event and the number of patients that experienced it.

Please also revise your disclosure to briefly explain the miTT, PP and PCI measures in your chart on page 74 and how they relate to the overall NGAL level measured.

In response to the Staff’s comment, the Company has revised the disclosure on page 72 of the Registration Statement to discuss the Phase 2 investigator-initiated study of rhC1INH for the treatment of AKI.

Pharming Group N.V. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Leniolisib for the treatment of Activated Phosphoinositide 3-kinase Delta Syndrome, page 75

13. We note your statement that leniolisib has proven to be safe to date. Safety is a determination that is solely within the authority of the FDA and foreign regulators. You may state that your product candidate has been well-tolerated, if true. We further note that leniolisib has been evaluated in a Phase 1 clinical trial. Please update your description of this clinical trial to include the number of subjects in the trial; the primary and secondary endpoints and whether they were achieved; and whether any AEs or SAEs occurred that were linked to treatment and the nature and number of these AEs/SAEs. Finally, please update your description of the ongoing Phase 2/3 clinical trial of leniolisib to disclose the endpoints of this trial.

In response to the Staff’s comment, the Company has revised the disclosure on pages 73 and 81 of the Registration Statement to discuss the Phase 1 clinical trial of leniolisib.

Manufacturing, page 77

14. We note your disclosure on pages 19-20 which indicates that you rely on a sole supplier for certain of your components and materials and that in some cases, there are no alternative sources of supply for certain of the components used to produce your product candidates. Please update your discussion in “Manufacturing” to include a discussion of how you obtain the supplies for your product candidates, including your reliance on a single supplier, and whether there are alternative sources of supply the raw materials and components used in your product candidates.

To the extent you are substantially dependent on any agreements with your suppliers, please identify them, describe the material terms and file the agreements as exhibits. If you believe you are not substantially dependent on the agreements, please provide us with an analysis supporting your belief.

In response to the Staff’s comment, the Company has revised the disclosure on pages 19 and 20 of the Registration Statement to clarify that it does not rely on a sole source supplier for certain of its components and materials. Additionally, the Company respectfully submits that it is not required to file agreements with its suppliers, because it has determined that, pursuant to Item 601(b)(10) of Regulation S-K, it is not substantially dependent on any such agreements as there are alternate sources available for the supply of components of its product and product candidates.

Material Agreements, page 80

15. Please update your description of your agreement with Novartis to include the following:

•	the date of the agreement;

•	each parties’ rights and obligations under the agreement;

•	disclose separately the aggregate amount of all potential development, regulatory and commercial milestone payments;

Pharming Group N.V. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

•	disclose the amount of option fees for additional targets, if any; quantify the royalty rate, or a range no greater than 10 percentage points per tier;

•	disclose when royalty provisions expire, and if the expiration is based on a number of years following commercialization, disclose the number of years;

•	disclose the expiration date; and

•	describe any termination provisions.

In response to the Staff’s comment, the Company has revised the disclosure on page 86 of the Registration Statement.

16. We note your disclosure on pages 57 and F-60 regarding your agreement with Bausch Health Companies Inc. (formerly Valeant Pharmaceuticals International) pursuant to which you acquired North American commercialization rights to RUCONEST® and under which you may be required to make additional milestone payments. Please expand your disclosure to describe the material terms of this agreement, such as term and termination provisions and the parties’ rights and obligations, including payment terms. Also, please file the agreement as an exhibit or tell us why you do not believe it is required to be filed.

The Company acknowledges that Staff’s comment and respectfully submits that it is not required to file the Bausch Health Companies Inc. agreement referenced on pages 58 and F-60 for the following reasons. Item 601 of Regulation S-K under the Securities Act of 1933, as amended, provides that material agreements not made in the ordinary course of business should be filed as an exhibit to a filed report. With certain exceptions, agreements made in the ordinary course of business need not be filed. According to Item 601(b)(10)(ii), an agreement deemed to have been made in the ordinary course of business need not be filed unless it falls within one or more exceptions, “in which case it shall be filed except where immaterial in amount or significance.”

The Company has determined that the Bausch agreement is not a material agreement of the Company because the only remaining obligation is to pay a final sales milestone amount of $25 million. The Company anticipates that the sales will be achieved and the milestone payment will be due during 2021. The Company has disclosed this potential payment on page 58 of the Registration Statement. After the final milestone payment is made, [***] there are no further obligations of the Company in the agreement.

The Company respectfully advises the Staff that, given the final milestone payment is the only remaining obligation of the Company under the agreement, and that such potential payment is disclosed in the Registration Statement, it does not believe disclosure of additional terms or filing the Bausch Health Companies Inc. agreement would provide any helpful information to investors.

Pharming Group N.V. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Related Party Transactions, page 104

17. Please file the agreement for your investment in BioConnection B.V. as an exhibit to your registration statement or provide us with your analysis explaining why this agreement is not required to be filed.

The Company acknowledges that Staff’s comment and respectfully submits that it is not required to file the agreement of the Company to invest in BioConnection B.V. referenced on page 110 for the following reasons. Item 601 of Regulation S-K under the Securities Act of 1933, as amended, provides that material agreements not made in the ordinary course of business should be filed as an exhibit to a filed report. With certain exceptions, agreements made in the ordinary course of business need not be filed. According to Item 601(b)(10)(ii), an agreement deemed to have been made in the ordinary course of business need not be filed unless it falls within one or more exceptions, “in which case it shall be filed except where immaterial in amount or significance.”

The Company has determined that the BioConnection agreement is not material to the Company, and the Company had disclosed the BioConnection agreement due to the Company’s significant equity holdings in BioConnection. The Company had entered into the agreement to invest in BioConnection, its fill and finish partner, in order to finance BioConnection’s scale-up associated with increased sales of the Company’s product. Despite its stake in BioConnection, the Company is not substantially dependent on BioConnection and adequate alternative fill and finish partners are available. Further, in Management’s judgment, while the Company has significant influence, it does not have control of BioConnection. In particular, the Company is restricted by a shareholders agreement between the shareholders of BioConnection from influencing any activity between the Company and BioConnection which is in any significant way different from the relationship which existed between the two parties prior to the investment. The Company also does not control the voting rights or the economic benefits of BioConnection. In Management’s judgment, the agreement was entered into on an arms’ length basis.

The Company respectfully advises the Staff that it does not believe filing the BioConnection agreement would provide any helpful information to investors.

Stock Exchange Listing, page 123

18. We note your disclosure that you intend to apply to list your ADSs on the Nasdaq Global Market. Please tell us which listing standard you will rely on in your application. We may have further comment.

In response to the Staff’s comment, the Company notes that, while it believes that it meets the requirements of each of the listing standards of the Nasdaq Global Market, it will rely on the Total Assets/Total Revenue Standard to list its ADSs.

Pharming Group N.V. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Description of American Depositary Shares

Governing Law, page 136

19. We note your disclosure that the deposit agreement provides that the depositary may, in its sole discretion, require that any dispute or difference arising from the agreement be referred to and finally settled by arbitration. Please clarify whether this provision precludes an ADS holder from pursuing claims under federal securities laws in federal courts and add risk factor disclosure, as appropriate. Also provide risk factor disclosure of the risks related to the provision that ADS holders irrevocably agree that any legal suit, action or proceeding against or involving the depositary brought by ADR holders or beneficial owners, arising out of or based upon the deposit agreement, the ADSs, the ADRs or the transactions contemplated thereby, may only be instituted in a state or federal court in New York, New York.

In response to the Staff’s comment, the Company confirms that the deposit agreement does not provide for arbitration and therefore, the Company has removed the disclosure that the deposit agreement provides that the depositary may require that any dispute or different arising from the agreement be referred to and settled in arbitration.

Jury Trial Waiver, page 137

20. We note your disclosure regarding the waiver of jury trial provision. Please include a risk factor to highlight the material risks related to this provision, including the possibility of less favorable outcomes, uncertainty regarding its enforceability, the potential for increased costs to bring a claim, whether it may discourage or limit suits against you or the depositary and whether the provision applies to purchasers in secondary transactions. Also disclose whether this provision would apply if the ADS holder were to withdraw the ordinary shares.

In response to the Staff’s comment, the Company has added the requested disclosure relating to the risks of the waiver of a jury trial on pages 46 and 47 of Registration Statement.

2.3 Accounting principles and policies

Research and Development Costs, page F-17

21. We note your disclosure that any expenditure capitalised is amortized over the period of expected useful life of the related patents. Please further expand your policy to disclose when you typically begin amortization of development costs including when you typically obtain the related patents that would allow for amortization to commence. Please clarify whether the patents are obtained in conjunction with receiving approval for commercialization of the underlying product candidate. In that regard, your disclosures should highlight when you typically view such assets to meet the conditions of paragraph 97 of IAS 38.

In response to the Staff’s comment, the Company has added the requested disclosure relating to amortization of capitalized development costs on page F-17 of Registration Statement. Further, the Company notes that Patents are usually applied for in advance of our product approvals or in advance of application for product approval, as patenting occurs during our product development stages.

Pharming Group N.V. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Please contact me at 1 212 479 6565 with any questions or further comments regarding the company’s responses to the Staff’s comments.

Sincerely,

/s/ Eric Blanchard

Eric Blanchard

cc:    Sijmen de Vries, M.D. MBA, Pharming Group N.V.

David Boles, Cooley LLP

Pharming Group N.V. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.